SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: November 3, 1999



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of the third quarter interim report of Biora AB for the period ended September 30, 1999, which was issued on November 3, 1999.



                               INTERIM REPORT
                       FOR THE FIRST NINE MONTHS 1999
                              BIORA AB (PUBL)
                              NOVEMBER 3, 1999


                                                                  INCLUDING
                                                                NONRECURRING
                                                                  REVENUE
THE FIRST NINE MONTHS                      1999       1998         1998
-----------------------------------------------------------------------------
NET SALES, SEK MILLION                      52.2       35.4            -
-----------------------------------------------------------------------------
OPERATING LOSS, SEK MILLIONS              - 64.8     - 80.9        - 41.5(1)
-----------------------------------------------------------------------------
NET LOSS, SEK MILLIONS                    - 60.7     - 71.6        - 32.2(1)
-----------------------------------------------------------------------------

1) FIRST QUARTER OF 1998 INCLUDES NONRECURRING REVENUE FROM
   SEIKAGAKU CORPORATION, BIORA'S  JAPANESE PARTNER.


           0 SALES DURING THE FIRST NINE MONTHS 1999 INCREASED BY 48 PERCENT TO SEK 52.2 MILLION (COMPARED TO SEK 35.4 MILLION FOR THE SAME PERIOD IN 1998) AND DURING THE THIRD QUARTER WITH 18 PERCENT TO SEK 14.7 MILLION (COMPARED TO SEK 12.5 MILLION IN 1998). THE INCREASE WAS MAINLY IN THE U.S. MARKET.

           O EMDOGAIN WAS APPROVED IN THE UNITED STATES FOR a NEW APPLICATION, MULTIPLYING THE MARKET POTENTIAL SEVERAL TIMES.

           O A NEW SUBSIDIARY, BIORA BIOEX AB, WAS FORMED To FOCUS ON R&D ON PRODUCTS FOR TREATMENT OF WOUNDS AND INFECTIONS OUTSIDE THE ORAL CAVITY.

           O      DOCUMENTATION FOR LICENSING PRE-MIXED PRODUCT,
                  EMDOGAIN(R) GEL, WaS SUBMITTED IN EUROPE.

           O BIORA, INC. RECEIVED "1999 SWEDISH TRADE COUNCIl NORTH AMERICA ANNUAL ACHIEVEMENT AWARD"

Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the USA and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


THE FIRST NINE MONTHS OF 1999

Biora's sales during January 1- September 30, 1999, increased to SEK 52.2 million compared to SEK 35.4 million during the first nine months of 1998. During the third quarter 1999 sales increased to SEK 14.7 million as compared to SEK 12.5 million during the same period in 1998. The sales increase was mainly in the U.S. market.


                             [GRAPHIC OMITTED]


           SALES DURING 1998 AND 1999 PER QUARTER, SEK MILLIONS.


DEVELOPMENT OF SALES BASED ON ROLLING TWELVE MONTHS FIGURES, SEK MILLIONS



                             [GRAPHIC OMITTED]



PROGRESS IN THE U.S. MARKET
North America is the most important and fastest growing market for Biora. There are estimated to be approximately 4,000 periodontists (specialists in periodontitis) in the United States. Of those 2,400 had bought Emdogain at the end of the period. More than half of them had bought Emdogain more than once.

Biora believes that the acceptance of Emdogain is growing in the United States. During this year's AAP conference (American Academy of Periodontology, the leading organization for periodontology) at the end of September, more than half a dozen periodontal opinion-leaders presented positive results from their clinical experiences with the product. The conference was attended by approximately 6,000 periodontists and dentists from all over the world.

EMDOGAIN APPROVED IN THE USA FOR NEW INDICATION During the period the United States Food and Drug Administration (FDA) approved Emdogain for use as an adjunct to minimally invasive surgical technique. This indicates that Emdogain can be utilized in conjunction with scaling and root planing procedures for the treatment of periodontal intrabony defects in aesthetic zones to optimize tissue height. Aesthetic zones include the teeth and gums which appear when a person smiles.

Biora estimates that the target group in the United States for the new area of application is about 60,000 dentists. Approximately 17 million scaling and root planing procedures are performed annually in the USA and Biora estimates that half of those are in the aesthetic zone.

INCREASED USAGE IN EUROPE AND JAPAN
The number of periodontists and general practitioners who purchased the product continued to increase during the first nine months of 1999. In Germany approximately 6,500 had purchased Emdogain, and almost half of those had made more than one purchase. Approximately 600 customers


                             [GRAPHIC OMITTED]

in Sweden had purchased Emdogain and of those 430 had made more than one purchase.

In Japan Biora's products are marketed through the Japanese biotech company Seikagaku Corporation. According to Seikagaku, the number of customers was slightly more than 1,000 at the end of the period. Almost half of those had bought Emdogain more than once. During the third quarter of 1999 Seikagaku had broadened the target group from 1,500 to 4,000 specialists and general practitioners.

THE GOAL IS TO MAKE EMDOGAIN A PREFERRED TREATMENT Emdogain has now been approved and launched in all initial key markets. The long-term goal is to make Emdogain a preferred treatment of severe periodontitis.

DOCUMENTATION FOR LICENSING PRE-MIXED PRODUCT, EMDOGAIN(R) GEL, SUBMITTED Today Emdogain is delivered as two components, which the dentist mixes. To simplify the use Biora is developing a pre-mixed product, Emdogain(R) Gel. Documentation for licensing the product in Europe has been submitted, and it is expected that documentation for licensing the product in the United States will be submitted during the fourth quarter of 1999. Biora is now preparing for a launch of the product in Europe during first half of year 2000.

INTENSIFIED FOCUS ON RESEARCH AND DEVELOPMENT
Development is conducted on two fronts: documenting new indications for Emdogain, primarily in clinical studies, and developing new products based on biological principles.

Important areas for new indications are: broadened use for treatment of periodontitis, recession type defects, evulsed teeth, periodontitis in connection with impacted wisdom teeth and wound healing.

NEW KNOWLEDGE ABOUT EMDOGAIN AND ITS MECHANISM OF ACTION At a research-congress Biora presented new findings on Emdogain's mechanism of action. According to these findings PDL-cells from the area between the root and the jawbone (cells that are important for a successful treatment) are favored by growing in the presence of Emdogain, while the growth of cells from the gingival margin (cells that can jeopardize the treatment) is inhibited. This data is important for the understanding of the product's function and for continued market penetration.

STUDIES SHOW THAT EMDOGAIN CAN HAVE AN INFLUENCE ON WOUND HEALING Biora has shown in its own cell culture studies that Emdogain-covered surfaces inhibit the growth of certain bacteria, especially some of the pathogens behind periodontal disease (e.g. Actinobacillus actinomycetemcomitans). Another bacteria which is believed to be inhibited is Staphylococcus aureus, which is connected with e.g. "hospital disease".

These studies show that Emdogain improves wound healing without the need for local or general antibiotics. This type of modulating effect on bacteria in combination with the positive influence on growth factors may open the possibility to use Emdogain for the treatment of wounds and infections in and outside the oral cavity.

NEW SUBSIDIARY ESTABLISHED
To emphasize Biora AB's focus on the diseases in the oral cavity but at the same time develop the potential for other indications a new subsidiary, Biora BioEx AB, has been formed. Biora BioEx, possibly together with other partners, will continue Biora's development in areas that can generate products for indications outside the oral cavity. During the first six months of 1999 Biora BioEx has submitted documentation for three new patents.

BIORA'S AMERICAN SUBSIDIARY WON "1999 SWEDISH TRADE COUNCIL NORTH AMERICA ANNUAL ACHIEVEMENT AWARD" Biora, Inc. the North American subsidiary of Biora AB was chosen as the Swedish subsidiary of the year in the North American market. The Nominating Committee made the following statement:

      "The company's successful strategy has been to focus on clinical trials, education and the opinion leaders of the periodontal profession. Already today, Biora has secured a 50% penetration in its target U.S. market segment and is now on its way to success in Canada and Mexico as well."

THE YEAR 2000 PROBLEM
The computer systems at the head office in Malmo have been reviewed and certified by Biora's computer supplier. Year 2000 reviews of Biora's production equipment and the computer systems of Biora's subsidiaries and principal suppliers have also been done. Biora does not expect that the year 2000 issue will have a material effect on either sales or supplies of raw material.

NET SALES
The Group's net sales during the period increased to SEK 52.2 million (1998: SEK 35.4 million). The increase is primarily attributable to increased sales in the U.S. market. Sales growth in the German market has been unsatisfactory and steps are now being taken to increase the rate of growth.

PROFIT/LOSS
Gross profit amounted to SEK 40.6 million (1998: SEK 27.6 million). The improvement can be explained mainly by the increase in sales.

The operating loss amounted to loss of SEK 64.8 million (1998: loss SEK
41.5 million). Operating loss during the same period 1998 includes nonrecurring revenue from Biora's Japanese partner in an amount of SEK 39.4 million. (Operating loss for the first half of 1998 excluding the nonrecurring revenue was SEK 80.9 million).

Net financial items were SEK 4.2 million (1998: SEK 8.7 million). The decrease is explained by decreased interest bearing assets and lower market interest rates.

Net loss after tax during the period amounted to SEK 60.7 million (1998: loss SEK 32.2 million), corresponding to a loss per share of SEK 2.86 (1998: loss SEK 1.52) based on the average of number of shares. (Net loss after tax during the first nine months of 1999 excluding nonrecurring revenue was SEK 71.6 million).

Concentration on increased efficiency has led to lower costs of administration and maintained sales costs, while sales increased by 48 %.

INVESTMENTS
Capital expenditures during the period totaled SEK 2.7 million (1998: SEK
4.5 million).

FINANCIAL POSITION
Net change in cash and cash equivalents during the period were negative, in an amount of SEK 59.5 million (1998: negative SEK 73.4 million). At the end of the report period (figures for December 31, 1998, for comparison, are given below in parentheses), the Group's liquid funds amounted to SEK 127.6 million (SEK 187.0 million), the equity/assets ratio was 84.2 percent (86.6) and Group equity amounted to SEK 153.7 million (SEK 214.0 million).

EMPLOYEES
As of September 30, 1999, Biora had 88 employees as compared to 85 employees as of December 31, 1998.

COMING FINANCIAL INFORMATION
During 1999, Biora will publish financial information on the following dates:

Year end report on 1998 operations      February 16
Annual Report                           End of March
Interim report January - March          May 4
Shareholder's meeting                   May 4
Interim report January - June           August 18
Interim report January - September      November 2
Capital Markets Day                     March 23

Malmo, November 3, 1999


Tomas Hammargren
President and CEO





-----------------------------------------------------------------------------
Biora's auditors have not audited this interim report.


This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.



CONSOLIDATED STATEMENTS OF OPERATIONS

                           1999      1999     1998     1999     1998     1998
(Swedish GAAP,             Jan -     JUL -    Jul -    Jan -    Jan -    Jan -
unaudited)                 Sep       SEP      Sep      Sep      Sep      Dec

                          (TUSD)1)  (TSEK)   (TSEK)   (TSEK)   (TSEK)   (TSEK)

Net sales                  6,331    14,738   12,493    52,230   35,442   50,119
-------------------------------------------------------------------------------
Costs of goods sold       -1,413    -3,074   -2,912   -11,659   -7,835  -10,864
-------------------------------------------------------------------------------
GROSS PROFIT               4,918    11,664    9,581    40,571   27,587   39,255
-------------------------------------------------------------------------------
Selling expenses          -7,818   -20,241  -20,632   -64,494  -63,194  -89,622
-------------------------------------------------------------------------------
Administrative expenses   -1,507    -3,748   -4,095   -12,430  -16,453  -22,133
-------------------------------------------------------------------------------
Research and
development costs         -3,579    -9,245   -9,473   -29,523  -30,206  -39,980
-------------------------------------------------------------------------------
Other operating income
and expenses 2)              125     2,154    1,884     1,029   40,727   40,952
-------------------------------------------------------------------------------
LOSS FROM OPERATIONS      -7,861   -19,416  -22,735   -64,847  -41,539  -71,528
-------------------------------------------------------------------------------

Financial net                512       988    2,309     4,221    8,698   11,572
-------------------------------------------------------------------------------
LOSS AFTER FINANCIAL
ITEMS                     -7,349   -18,428  -20,426   -60,626  -32,841  -59,956
-------------------------------------------------------------------------------
Income tax                    -4         -      592       -32      594      -42
-------------------------------------------------------------------------------
LOSS FOR THE PERIOD       -7,353   -18,428  -19,834   -60,658  -32,247  -59,998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

                                 Sep 30,   SEP 30,    Sep 30,   Dec 31,
(Swedish GAAP, unaudited)          1999     1999       1998      1998
                                 (TUSD)1)  (TSEK)     (TSEK)    (TSEK)


Intangible long term assets         2,414    19,911     25,876    25,337
------------------------------------------------------------------------
Tangible long term assets           1,305    10,768     12,411    12,269
------------------------------------------------------------------------
Financial long term assets            306     2,524      2,511     2,571
------------------------------------------------------------------------
TOTAL LONG TERM ASSETS              4,025    33,203     40,798    40,177
------------------------------------------------------------------------
Inventories                           529     4,368      3,140     4,174
------------------------------------------------------------------------
Current receivables                 2,097    17,300     20,625    15,787
------------------------------------------------------------------------
Bank deposits                      10,910    90,000    196,587   148,050
------------------------------------------------------------------------
Cash and bank                       4,554    37,572     16,317    38,998
------------------------------------------------------------------------
------------------------------------------------------------------------
TOTAL CURRENT ASSETS               18,091   149,240    236,669   207,009
------------------------------------------------------------------------

TOTAL ASSETS                       22,116   182,443    277,467   247,186
------------------------------------------------------------------------

Shareholders's equity              18,631   153,698    244,128   213,970
------------------------------------------------------------------------
Provisions                             59       484        254       397
------------------------------------------------------------------------
Long term liabilities 3)               19       155          -       155
------------------------------------------------------------------------
Current liabilities 3)              3,407    28,106     33,085    32,664
------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY AND     22,116   182,443    277,467   247,186
LIABILITIES
----------------------------------------- --------- ----------- --------

1)  Average exchange rate Jan-Sep, 1999, USD 1= 8,2495
2) In the first quarter 1998 a nonrecurring revenue from Seikagaku Corporation of 39.4 MSEK is included in other operating income and royalty expense to Astra of 1,0 MSEK on this revenue is included in other operating expenses.
3) Biora did not have any interest-bearing liabilities either on September 30, 1999, September 30, 1998, or December 31, 1998.


KEY RATIOS


CONSOLIDATED                  1999      1998      1997     1996      1995
Swedish GAAP, unaudited)     Jan -       (2)
                             Sep (1)

Net sales (TSEK)             52,230    50,119    16,499     4,561      936
-----------------------------------------------------------------------------
R & D costs (TSEK) 3)        29,523    39,980    21,207    10,884    9,347
-----------------------------------------------------------------------------
Return on capital employed,   -43.9     -40.0     -53.2    -266.2    -46.1
% 4)
-----------------------------------------------------------------------------
Return on equity, % 5)        -43.9     -40.0    -58.1        neg   -128.8
-----------------------------------------------------------------------------
Equity / assets ratio, % 6)    84.2      86.6     81.9      -34.2     28.8
----------------------------------------------------------------------------
Net debt / equity ratio, % 7) -83.0     -87.4    -103.0     -84.3    163.3
----------------------------------------------------------------------------
Total equity (TSEK)         153,698   213,970   277,935   -18,437    7,986
----------------------------------------------------------------------------
Average number of shares     21,204    21,204    20,571    14,207   10,819
outstanding, (000s) 8)
----------------------------------------------------------------------------
Equity per share, SEK 8)       7.25     10.09    13.51      -1.30     0.74
----------------------------------------------------------------------------
Loss per share, SEK 8)         -3.8     -2.83    -3.66      -2.61    -1.01
----------------------------------------------------------------------------

1) Return on capital employed, return on equity and loss per share have been calculated by multiplying the nine month operating loss and net loss respectively by 1.33 to obtain comparability to the other presented twelve months key ratios.
2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.
3) R&D-costs are shown gross, including capitalized costs. During 1999, as well as during 1998, no costs have been capitalized under the caption Capitalized R&D costs, why the net and gross costs were equal, 29,523 (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)
4) Operating loss plus financial income dividend by average total assets (total assets less non-interest-bearing operating liability including deferred taxes.
5) Net loss divided by average equity.
6) Shareholders' equity divided by total assets.
7) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.
8) The number of ordinary shares outstanding used in determination of loss and equity per ordinary share is calculated on a proforma basis by giving effect to a 25:1 share split and the 3:1 stock dividend completed by the Company during 1996. The dilution effects of outstanding convertible loans and options have not been considered when calculating equity and loss per share for the years 1995-1999 as this would reduce the loss per share. STATEMENTS OF CASH FLOWS


CONSOLIDATED (TSEK)               1999     1998      1999     1998      1998
(Swedish GAAP, unaudited)         Jul -    Jul -     Jan -    Jan -     Jan -
                                  Sep      Sep       Sep      Sep       Dec

Loss for the period             -18,428   -19,834   -60,658   -32,247  -59,998
------------------------------------------------------------------------------
Depreciation and amortization     1,391     1,304     4,078    3,707     5,156
------------------------------------------------------------------------------
Change in capitalized research
and development costs             1,776       731     5,328    2,193     2,924
------------------------------------------------------------------------------
Prepaid nonrecurring revenue          -         -         -   39,375   -39,375
------------------------------------------------------------------------------
Other adjustments to reconcile
net loss to net cash
flows form operating activities      45      -582       122     -555       241
------------------------------------------------------------------------------
Change in assets and
liabilities                      -2,052    -2,182    -5,357   -2,831    -2,821
------------------------------------------------------------------------------
NET CASH USED IN OPERATING
ACTIVITIES                      -17,268   -20,563   -56,487   -69,108  -93,873
------------------------------------------------------------------------------
Capital expenditures (tangible
assets and patents)                -608      -555    -2,687   -4,472    -5,842
------------------------------------------------------------------------------
Other investing activities            3         -        34        -         -
------------------------------------------------------------------------------
NET CASH USED IN INVESTING
ACTIVITIES                         -605      -555    -2,653   -4,472    -5,842
------------------------------------------------------------------------------
NET CASH USED IN / FROM
FINANCING ACTIVITIES                  -       -49         -        7       111
------------------------------------------------------------------------------
Effect of exchange rate
changes on cash and cash
equivalents                         -54       183      -336      167       342
------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH     -17,927   -20,984   -59,476   -73,406  -99,262
EQUIVALENTS
------------------------------------------------------------------------------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                              BIORA AB


Dated: November 3, 1999       By: /s/ Anders Agering
                                  ------------------------
                                  Anders Agering
                                  Chief Financial Officer